UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-39365

Amryt Pharma PLC
(Translation of registrant’s name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Amryt Shareholder Meetings.

On March 22, 2023, Amryt Pharma Plc (the “Company”) held a meeting of shareholders convened with the permission of the High Court of Justice of England and Wales (the “Court” and, such meeting, the “Court Meeting”) and a general meeting of shareholders (the “General Meeting” and together with the Court Meeting, the “Shareholder Meetings”), in each case in connection with the previously announced transaction whereby Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Chiesi”), will acquire the entire issued and to be issued share capital of the Company (the “Transaction”) pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement”). The Company published a scheme circular regarding the Transaction on February 16, 2023 (the “Scheme Circular”).

As of 6:00 p.m. (London time) on March 20, 2023, the voting record time for the Shareholder Meetings (the “Voting Record Time”), the Company’s issued share capital consisted of 320,669,417 ordinary shares carrying one vote each. 244,113,996 ordinary shares of the Company were voted by shareholders present in person or by proxy at the Court Meeting. 243,891,202 ordinary shares of the Company were voted by shareholders present in person or by proxy at the General Meeting. All votes at both the Court Meeting and the General Meeting were conducted on a poll.

The final results of voting on each of the items submitted to a vote of the Company’s shareholders at the Court Meeting and the General Meeting are set forth below.

The consummation of the Transaction remains subject to closing conditions, including the sanction of the Scheme of Arrangement by the Court.

Court Meeting

Scheme Proposal: to approve the Scheme of Arrangement.

The Company’s shareholders approved the Scheme Proposal with the following results:

FOR	% OF SCHEME SHARES FOR	AGAINST	% OF SCHEME SHARES AGAINST
243,833,323	99.89%	280,673	0.11%

Of the 112 record shareholders voting on the proposal, 107 record shareholders or 95.54% of those voting voted in favor of the proposal (constituting a majority in number of record voters voting in person or by proxy who together held in excess of 75% in value of the shares represented) and 5 record shareholders or 4.46% of those voting voted against the proposal.

General Meeting

Scheme Implementation Proposal: to (i) authorize the Company’s Board of Directors to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect and (ii) make certain amendments to the articles of association of the Company in order to facilitate the Transaction, including provisions to ensure that any of the Company’s ordinary shares that are issued at or after the Voting Record Time will either be subject to the terms of the Scheme of Arrangement or will be acquired by Chiesi on the same terms as under the Scheme of Arrangement.

The Company’s shareholders approved the Scheme Implementation Proposal with the following results:

FOR	% OF SCHEME SHARES FOR	AGAINST	% OF SCHEME SHARES AGAINST	WITHHELD
243,827,890	99.97%	63,312	0.03%	14,990

Further information regarding each of the foregoing proposals is set forth in the Scheme Circular.

Results Announcement Press Release

On March 22, 2023, the Company issued a press release announcing the results of the Shareholder Meetings, which also discloses that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in respect of the Transaction has expired. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma Plc

	By:	/s/ Rory Nealon
	Name:	Rory Nealon
	Title:	Chief Financial Officer

Date: March 22, 2023

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company, dated March 22, 2023.